TELMEX INTERNACIONAL: FOURTH QUARTER 2010 FEBRUARY,2011

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Lago Zurich No. 245, Edificio Telcel Colonia Granada Ampliación México City 11529, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2010

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	186,286,606	100	174,753,696	100

s02	CURRENT ASSETS	38,470,667	21	38,184,302	22
s03	CASH AND SHORT-TERM INVESTMENTS	1,267,762	1	10,699,224	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	21,349,077	11	19,157,882	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	13,308,996	7	5,305,042	3
s06	INVENTORIES	578,635	0	675,859	0
s07	OTHER CURRENT ASSETS	1,966,197	1	2,346,295	1
s08	LONG - TERM	50,101,821	27	16,766,564	10
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	50,101,017	27	16,764,321	10
s11	OTHER INVESTMENTS	804	0	2,243	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	72,706,649	39	80,123,765	46
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	78,503,478	42	83,491,857	48
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	16,474,059	9	9,546,217	5
s17	CONSTRUCTIONS IN PROGRESS	10,677,230	6	6,178,125	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	16,767,129	9	28,771,136	16
s19	OTHER ASSETS	8,240,340	4	10,907,929	6

s20	TOTAL LIABILITIES	85,489,490	100	67,552,006	100

s21	CURRENT LIABILITIES	29,530,200	35	38,439,607	57
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	276,385	0	7,667,266	11
s24	STOCK MARKET LOANS	0	0	5,000,000	7
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,812,505	2	468,842	1
s26	OTHER CURRENT LIABILITIES	27,441,310	32	25,303,499	37
s27	LONG - TERM LIABILITIES	49,841,837	58	21,310,434	32
s28	BANK LOANS	654,328	1	11,310,434	17
s29	STOCK MARKET LOANS	28,021,698	33	10,000,000	15
s30	OTHER LOANS WITH COST	21,165,811	25	0	0
s31	DEFERRED LIABILITIES	3,614,029	4	4,991,473	7
s32	OTHER NON CURRENT LIABILITIES	2,503,424	3	2,810,492	4

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	100,797,116	100	107,201,690	100

s34	NON-CONTROLLING INTEREST	3,704,728	4	3,746,488	3
s35	CONTROLLING INTEREST	97,092,388	96	103,455,202	97
s36	CONTRIBUTED CAPITAL	55,011,925	55	55,015,542	51
s79	CAPITAL STOCK (NOMINAL)	16,974,025	17	16,977,642	16
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	38	38,037,900	35
s41	CAPITAL INCREASE (DECREASE)	42,080,463	42	48,439,660	45
s42	RETAINED EARNINGS AND CAPITAL RESERVE	24,911,453	25	29,800,675	28
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	17,169,010	17	18,638,985	17
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,267,762	100	10,699,224	100
s46	CASH	796,693	63	1,306,458	12
s47	SHORT-TERM INVESTMENTS	471,069	37	9,392,766	88

s07	OTHER CURRENT ASSETS	1,966,197	100	2,346,295	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,966,197	100	2,346,295	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	16,767,129	100	28,771,136	100
s48	AMORTIZED OR REDEEMED EXPENSES	9,577,341	57	12,325,868	43
s49	GOODWILL	6,079,129	36	14,399,481	50
s51	OTHERS	1,110,659	7	2,045,787	7

s19	OTHER ASSETS	8,240,340	100	10,907,929	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	4,525,407	55	6,736,326	62
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,714,933	45	4,171,603	38

s21	CURRENT LIABILITIES	29,530,200	100	38,439,607	100
s52	FOREIGN CURRENCY LIABILITIES	27,851,348	94	29,706,139	77
s53	MEXICAN PESOS LIABILITIES	1,678,852	6	8,733,468	23

s26	OTHER CURRENT LIABITIES	27,441,310	100	25,303,499	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	1,094,222	4
s89	INTEREST LIABILITIES	905,568	3	274,412	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	25,170,941	92	22,412,560	89
s105	BENEFITS FOR EMPLOYEES	1,364,801	5	1,522,305	6

s27	LONG-TERM LIABILITIES	49,841,837	100	21,310,434	100
s59	FOREIGN CURRENCY LIABILITIES	39,841,837	80	11,310,434	53
s60	MEXICAN PESOS LIABILITIES	10,000,000	20	10,000,000	47

s31	DEFERRED LIABILITIES	3,614,029	100	4,991,473	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	3,614,029	100	4,991,473	100

s32	OTHER NON CURRENT LIABILITIES	2,503,424	100	2,810,492	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,503,424	100	2,810,492	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	16,974,025	100	16,977,642	100
s37	CAPITAL STOCK (NOMINAL)	147,354	1	147,401	1
s38	RESTATEMENT OF CAPITAL STOCK	16,826,671	99	16,830,241	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	24,911,453	100	29,800,675	99
s93	LEGAL RESERVE	276,774	1	276,774	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,624,344	79	20,434,895	69
s45	NET INCOME FOR THE YEAR	5,010,335	20	9,089,006	30

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	17,169,010	100	18,638,985	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	17,169,010	100	18,638,985	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	8,940,467	(255,305)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	21,966	21,315
s76	WORKERS (*)	3,284	3,454
s77	OUTSTANDING SHARES (*)	18,008,571,160	18,014,351,560
s78	REPURCHASE OF OWN SHARER(*)	5,780,400	308,687,500
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	100,433,017	100	90,360,337	100
r02	COST OF SALES AND SERVICES	70,507,092	70	59,941,836	66
r03	GROSS INCOME	29,925,925	30	30,418,501	34
r04	OPERATING EXPENSES	20,907,299	21	19,775,694	22
r05	OPERATING INCOME	9,018,626	9	10,642,807	12
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	1	0
r06	COMPREHENSIVE FINANCING COST	(1,412,268)	(1)	1,437,964	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	1,474,111	1	1,889,386	2
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	9,080,469	9	13,970,158	15
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,682,239	4	4,422,481	5
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	5,398,230	5	9,547,677	11
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	5,398,230	5	9,547,677	11
r19	NET INCOME OF NON-CONTROLLING INTEREST	387,895	0	458,671	1
r20	NET INCOME OF CONTROLLING INTEREST	5,010,335	5	9,089,006	10

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	100,433,017	100	90,360,337	100
r21	DOMESTIC	7,440,202	7	3,858,468	4
r22	FOREIGN	92,992,815	93	86,501,869	96
r23	TRANSLATION INTO DOLLARS (***)	7,525,456	7	6,364,046	7

r08	OTHER EXPENSES AND INCOMES (NET)	0	0	1	0
r49	OTHER EXPENSES AND INCOMES (NET)	0	0	1	#¡DIV/0!
r34	EMPLOYEE PROFIT SHARING	41,199	0	45,685	0
r35	DEFERRED EMPLOYEE PROFIT SHARING	(41,199)	0	(45,685)	0

r06	COMPREHENSIVE FINANCING COST	(1,412,268)	100	1,437,964	100
r24	INTEREST EXPENSE	1,740,120	(123)	2,019,846	140
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,085,438	(77)	1,085,044	75
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(757,586)	54	2,372,766	165
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,682,239	100	4,422,481	100
r32	INCOME TAX	2,259,660	61	3,359,274	76
r33	DEFERRED INCOME TAX	1,422,579	39	1,063,207	24

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	100,433,017	90,360,337
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	100,433,017	90,360,337
r39	OPERATING INCOME (**)	9,018,626	10,642,807
r40	NET INCOME OF CONTROLLING INTEREST (**)	5,010,335	9,089,006
r41	NET INCOME (**)	5,398,230	9,547,677
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	14,906,140	9,406,928

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECE MBER 31, 2010-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	27,921,507	100	25,094,787	100
rt02	COST OF SALES AND SERVICES	22,943,989	82	16,420,921	65
rt03	GROSS INCOME	4,977,518	18	8,673,866	35
rt04	OPERATING EXPENSES	5,544,903	20	5,965,057	24
rt05	OPERATING INCOME	(567,385)	(2)	2,708,809	11
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt06	COMPREHENSIVE FINANCING COST	(421,788)	(2)	(111,987)	(0)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	991,722	4	774,354	3
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	2,549	0	3,371,176	13
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	258,606	1	1,291,575	5
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	(256,057)	(1)	2,079,601	8
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	(256,057)	(1)	2,079,601	8
rt19	NET INCOME OF NON-CONTROLLING INTEREST	22,198	0	105,116	0
rt20	NET INCOME OF CONTROLLING INTEREST	(278,255)	(1)	1,974,485	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	27,921,507	100	25,094,787	100
rt21	DOMESTIC	2,462,591	9	417,211	2
rt22	FOREIGN	25,458,916	91	24,677,576	98
rt23	TRANSLATION INTO DOLLARS (***)	2,008,367	7	1,815,559	7

rt08	OTHER REVENUES AND (EXPENSES), NET	0	0	0	0
rt49	OTHER REVENUES AND (EXPENSES), NET	0	0	0	0
rt34	EMPLOYEE PROFIT SHARING	2,598	0	26,867	0
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(2,598)	0	(26,867)	0

rt06	COMPREHENSIVE FINANCING COST	(421,788)	100	(111,987)	100
rt24	INTEREST EXPENSE	468,344	(111)	353,923	(316)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	213,491	(51)	323,418	(289)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(166,935)	40	(81,482)	73
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	258,606	100	1,291,575	100
rt32	INCOME TAX	(30,361)	(12)	402,132	31
rt33	DEFERRED INCOME TAX	288,967	112	889,443	69

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	6,239,959	2,713,524

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.28		$0.50
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.28		$0.50
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.39		$5.74
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00		$0.17
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.14	times	2.02	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	41.25	times	23.20	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	5.37		10.57
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	5.36		8.90
p03	NET INCOME TO TOTAL ASSETS ( **)	2.90		5.46
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-		56.02
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.54	times	0.50	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.38	times	1.10	times
p08	INVENTORIES ROTATION (**)	121.85	times	88.68	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	67.00	days	66.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.01		5.94
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	45.89		38.66
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.85	times	0.63	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	79.18		60.72
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.55		26.60
p15	OPERATING INCOME TO INTEREST PAID	5.18	times	5.27	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.17	times	1.30	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.30	times	0.99	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28	times	0.98	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.45	times	0.57	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.29		27.83
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	9,080,469	13,970,158
e02	+(-) ITEMS NOT REQUIRING CASH	739,953	(2,372,766)
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	16,965,210	9,611,322
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,740,120	2,365,641
e05	CASH FLOWS BEFORE INCOME TAX	28,525,752	23,574,355
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(5,108,345)	(3,555,944)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	23,417,407	20,018,411
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(42,507,067)	(19,023,145)
e09	FINANCING ACTIVITIES	(19,089,660)	995,266

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	10,215,932	788,440
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,873,728)	1,783,706
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(557,737)	1,404,943
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	10,699,227	7,510,575
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	1,267,762	10,699,224

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	739,953	(2,372,766)
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+(-) OTHER UNREALIZED ITEMS	739,953	(2,372,766)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	16,965,210	9,611,322
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	18,439,321	11,500,708
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(1,474,111)	(1,889,386)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,740,120	2,365,641
e25	+ACCRUED INTERESTS	1,740,120	2,365,641
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(5,108,345)	(3,555,944)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(288,006)	84,757
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(60,790)	1,006,697
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(10,595,473)	1,752,690
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	1,467,871	(569,880)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	4,965,481	(2,395,183)
e32	+(-) INCOME TAXES PAID OR RETURNED	(597,428)	(3,435,025)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(42,507,067)	(19,023,145)
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(23,100,027)	(15,818,370)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(659,586)	(2,369,349)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(18,747,454)	(835,426)
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	10,215,932	788,440
e45	+ BANK FINANCING	51,062,659	6,611,428
e46	+ STOCK MARKET FINANCING	0	21,030,000
e47	+ OTHER FINANCING	40,347	227,643
e48	(-) BANK FINANCING AMORTIZATION	(32,186,286)	(9,772,907)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(5,000,000)	(10,130,000)
e50	(-) OTHER FINANCING AMORTIZATION	(383,406)	(261,083)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(350,872)	(3,021,955)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,507,662)	(1,976,135)
e56	+ REPURCHASE OF SHARES	(66,666)	(2,489,900)
e57	+(-) OTHER ITEMS	(1,392,182)	571,349

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Fourth quarter 2010

Consolidated relevant figures

➢ 2010 accumulated consolidated revenues through September were the equivalent of 100.433 billion pesos, an 11.1% increase compared with the same period a year earlier.

➢ At the end of December 2010, there were 23.4 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 29.9% increase compared with the end of December 2009.

➢ 2010 accumulated consolidated EBITDA(1) totaled 27.459 billion pesos, a 24.0% increase compared with the same period of the previous year.

➢ For the same period, operating income totaled 9.019 billion pesos, a 15.2% decrease compared with the end of December 2009.

➢ Corresponding EBITDA and operating income margins were 27.3% and 9.0% respectively, compared with 24.5% and 11.8% for the same period a year earlier.

➢ 2010 accumulated consolidated majority net income was 5.010 billion pesos, or a 44.9% decrease compared with the same period of last year. This decrease can be explained by the generation of extraordinary exchange rate gains during 2009 and a larger depreciation expense.

➢ At the end of December 2010, total consolidated debt was the equivalent of 4.056 billion dollars. This debt amount was contracted in each country where we operate and is denominated in the corresponding local currency.

Relevant events

  On January 13 2011, Empresa Brasileira de Telecomunicações, S.A. (Embratel) concluded the extension of its public offer aimed at acquiring non-voting right, preferred shares of Net Serviços de Comunicação, S.A. (Net).  This offer was simultaneously launched in Sao Paulo and New York. 193,701,299 preferred shares where acquired and the amount invested for this purpose was 2.669 billion dollars. As a result of this transaction, our subsidiary in Brazil Embratel Participaçaões,  S.A. (Embrapar) ’s  direct and indirect share in Net’s capital changed from 35.38% to 91.86%.

  As of January 1 2010, financial statements for the Company will be presented in IFRS Format (International Financial Reporting Standards) both at the consolidated and subsidiary levels. Change to IFRS is mandatory for all publicly listed companies in Mexico. This changed must be made by all companies by January 1, 2012. The most relevant change in the income statement is the fact that revenues are presented net of sales commissions. All information in this report, including data from the third quarter 2009, was prepared using IFRS.

Relevant Figures
(Million of nominal pesos, unless otherwise indicated)
					%
		12 months 2010		12 months 2009	Inc.
Revenues	Ps.	100,433	Ps.	90,359	11.1
EBITDA (1)		27,459		22,142	24.0
EBITDA margin (%)		27.3		24.5	2.8
Operating income		9,019		10,640	(15.2)
Operating margin (%)		9.0		11.8	(2.8)
Majority income from continuing operations		5,010		9,086	(44.9)
Earnings per share (pesos)		0.28		0.50	(44.0)
Outstanding shares (millions)		18,009		18,071	(0.3)

(1) EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2) Net debt is defined as total debt less cash, cash equivalents and marketable securities.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of December 31, 2010, this item rose to Ps. 25,170,940 and is comprised as follows:

                                                           2010

Accounts payable                       $ 17,224,979

Other accrued liabilities                     3,986,666

Deferred credits                               3,959,295

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through June 15, 2010, the Company acquired 5.8 million L shares for Ps. 66,666

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate

RECLASIFICATIONS

Certain figures of the 2009 financial statements have been reclassified to conform its presentation with the one used for the year 2010.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	30,937,681	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	197,050,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	758,185,575	96.13
Claro Holding, S.A. ( antes Telmex Chile Holding S.A.)	Intermediate holding company in Chile	330,461,011,301	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,067,812,365,896	98.12
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	150,280,949	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	100	100.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,772,798	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	21,439,336	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	141,583	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	307,886,720	88.09 (*)	5,651,398	49,675,382
Hildebrando, S.A. de C.V.	Provider of software services	481,656	18.35	247,860	178,294
Scitum, S.A. de C.V.	Information security systems	2,865,893	30.00	181,794	181,794
Others					65,547

TOTAL INVESTMENT IN ASSOCIATES				6,081,052	50,101,017
OTHER PERMANENT INVESTMENTS					804
T O T A L				6,081,052	50,101,821

The 88.09 % corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at December 31, 2010 is 89.77%.

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE

SECURED DEBT

COMMERCIAL BANK
Brasil:
Others (3)	Y	30/10/2009	15/11/2012	10.50								185,408	169,959	0	0	0
Others (1)	Y	04/11/2009	15/01/2015	4.50								66,219	110,644	110,645	87,619	489
Chile:
Others leasing (1)	Y	01/09/2002	01/07/2027	8.84								24,757	14,709	15,992	17,388	126,883

OTHER
TOTAL BANKS					0	0	0	0	0	0	0	276,385	295,311	126,637	105,007	127,372

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (4)	N/A	04/09/2009	30/08/2012	6.23			5,000,000
Stock certificates (4)	N/A	04/12/2009	27/11/2014	6.38					5,000,000

Brasil:
Stock certificates (2)	Y	06/10/2010	30/09/2013	11.07										18,021,698
SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	5,000,000	0	5,000,000	0	0	0	0	18,021,698	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A												157,513	0	21,008,298	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	157,513	0	21,008,298	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				1,864,687						25,576,623
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					1,864,687	0	0	0	0	0	25,576,623	0	0	0	0	0

TOTAL					1,864,687	0	5,000,000	0	5,000,000	0	25,576,623	276,385	452,824	18,148,335	21,113,305	127,37

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1) Fixed Rate

(2) CDI Rate*

(3) TJLP Rate**

(4) TIIE***

B.- The following rates were considered:

- CDI rate* is equivalent to 10.6400 at December 31, 2010

- TJLP rate*** is equivalent to 6.0000 at December 31, 2010

- TIIE rate*** is equivalent to 4.8750 December 31, 2010

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 30, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	0	12.3571

E.- Liabilities in other foreign currency are equivalent to Ps. 50,118,223 thousand Mexican pesos.

*Brazilian local rate

**Brazilian local rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	97,252	1,201,438	2,486,886	30,730,701	31,932,139

LIABILITIES	295,068	3,645,879	5,639,312	69,685,533	73,331,412
SHORT-TERM LIABILITIES	295,068	3,645,879	2,122,640	26,229,667	29,875,546
LONG-TERM LIABILITIES	0	0	3,516,672	43,455,866	43,455,866

NET BALANCE	(197,816)	(2,444,441)	(3,152,426)	(38,954,832)	(41,399,273)

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.3571
EURO	16.5229
Argentinian Peso	3.1079
Colombian Peso	0.0065
Chilean Peso	0.0264
Peruvian Sol	4.3991
Brazilian Real	7.4163

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments.  The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2010, the Company has complied with such restrictive covenants.

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	3,893,573
OTHERS	0	3,666,272
SALES COMMISSIONS		-119,643
FOREIGN SALES
LOCAL SERVICE	0	17,959,652
LONG DISTANCE SERVICES	0	35,309,384
INTERCONNECTION	0	1,540,178
CORPORATE NETWORKS	0	22,212,577
INTERNET	0	9,800,529
TV DE CABLE	0	9,309,259
SALES COMMISSIONS	0	-3,138,764
TOTAL		100,433,017

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	17,959,652
LONG DISTANCE SERVICE	0	35,309,384
INTERCONNECTION	0	1,540,178
CORPORATE NETWORKS	0	22,212,577
INTERNET	0	9,800,529
OTHERS	0	9,309,259
SALES COMMISSIONS	0	-3,138,764
TOTAL		92,992,815

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	383,597,797	0	0	383,597,797	3,139	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,510,377,281	0	0	9,510,377,281	77,818	0
TOTAL			18,008,571,160	0	8,114,596,082	9,893,975,078	147,354	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,008,571,160

NOTES:
The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 10 Oct-Dec	% of Advance	Amount used 2010	Budget 2010	% of Advance

LATINOAMERICA	3,086,577	33.0	7,623,270	9,360,243	81.4
EMBRATEL	5,853,091	55.2	15,483,367	10,595,491	146.1

TOTAL INVESTMENT TELMEX INTERNACIONAL	8,939,668	44.8	23,106,637	19,955,734	115.8

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated  other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25813700 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25811295 ovhs@americamovil.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25814061 gonzalo.lira@americamovil.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE CONTROLLER LIC. GABRIEL JUAREZ LOZANO LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25814088 gabriel.juarez@americamovil.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25811304 eduardo.alvarez@americamovil.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE CONTROLLER LIC. GABRIEL JUAREZ LOZANO LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25814088 gabriel.juarez@americamovil.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25813700 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. EDUARDO AL VAREZ RAMIREZ DE ARELLANO

LAGO ZURICH No. 245, COL. GRANADA AMPLIACION

11529

MEXICO, D.F.

25811304

eduardo.alvarez@americamovil.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE CONTROLLER LIC. GABRIEL JUAREZ LOZANO LAGO ZURICH No. 245, COL. GRANADA AMPLIACION 11529 MEXICO, D.F. 25814088 gabriel.juarez@americamovil.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	LIC.	DANIEL	HAJJ	ABOUMRAD
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	LOUIS	C. CAMILLERI
SECRETARY OF THE BOARD OF DIRECTORS	LIC.	EDUARDO	ALVAREZ	RAMIREZ DE ARELLANO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2011.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Fourth Quarter 2010.